UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2022

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

We wish to inform you that the 57th Annual General Meeting (AGM/Meeting) of the Company is scheduled to be held on Wednesday, August 10, 2022, at 3:00 p.m. IST through Video Conferencing (VC)/ Other Audio Visual Means (OAVM) in accordance with the circulars / notifications issued by the Ministry of Corporate Affairs and the Securities and Exchange Board of India to transact the business, as set forth in the Notice convening the Meeting. The Notice of the AGM is annexed as Exhibit 99.1

The schedule for the AGM is given below:

Sr. No.	Event	Day & Date & Details	Time
1	Cut-off Date to vote on the proposed resolutions	Wednesday, August 03, 2022	—

2	E-voting commencement	Friday, August 05, 2022	9:00 a.m. IST

3	E-voting ends	Tuesday, August 09, 2022	5:00 p.m. IST

4	E-voting Website	https://www.evoting.nsdl.com/	—

The aforementioned Notice of the AGM is also made available on the website of the Company i.e., https://www.vedantalimited.com.

Please take on record.

Exhibit: 99.1	Notice of the 57th Annual General Meeting of the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2022	VEDANTA LIMITED

	By:	/s/ Prerna Halwasiya
	Name:	Prerna Halwasiya
	Title:	Company Secretary & Compliance Officer